SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: September 27, 2005	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

For Immediate Release
Oncolytics Biotech Inc. Announces Appointment of Chief Medical Officer
CALGARY, AB, — September 27, 2005 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today the appointment of Karl Mettinger, MD, PhD, as Chief Medical Officer.
“Dr. Mettinger has been involved with the clinical and regulatory approval of oncology, cardiovascular, and other products in the pharmaceutical industry for twenty years,” said Dr. Brad Thompson, President and CEO of Oncolytics. “His record includes the implementation of clinical studies for more than 25,000 patients worldwide. As part of our senior medical and scientific management group which includes Dr. Gill and Dr. Coffey, Dr. Mettinger is expected to develop the clinical trial program which best supports a registration path for REOLYSIN®.”
Dr. Mettinger has been involved in clinical and regulatory affairs with various pharmaceutical companies since 1985. Prior to joining Oncolytics, he was Senior Vice President and Chief Medical Officer with SuperGen Inc. Prior to that, he was Executive Director, Clinical Research at IVAX/Baker Norton, which is the new drug subsidiary of IVAX Corporation. He began his career in the industry with KABI in Sweden. Dr. Mettinger holds an MD from the University of Lund in Sweden and a PhD (hematology/stroke) from the Karolinska Institute in Stockholm, Sweden. He is a member of numerous medical and scientific associations including the American Association of Clinical Oncology, the American Society of Hematology and the American Association of Cancer Research.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells that are derived from many types of cancer including breast, bladder, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the impact Dr. Mettinger will have on the development towards a registration path, the Company’s expectations related to the advancement of REOLYSIN through the clinical and regulatory process, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, alone, or in combination with other therapies, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Dr. Brad Thompson	Joanna Longo
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233
Fax: 403.283.0858	Fax: 416.815.0080
www.oncolyticsbiotech.com	jlongo@equicomgroup.com

The Investor Relations Group	RenMark Financial Communications
Janet Vasquez	John Boidman
11 Stone St, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
jvasquez@investorrelationsgroup.com	jboidman@renmarkfinancial.com